COLUMBIALUM, LTD.
                                310 EAST HARRISON
                              TAMPA, FLORIDA 33602
                                 ---------------

           Information Statement pursuant to sections 14(C) and 14(F)
                   of the securities and exchange act of 1934
                                 ---------------

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY
                                ----------------

         This Information Statement (the "Information Statement") is being mailed on or about January 9, 2002 to the holders of record at the close of business on December 10, 2001, (the "Record Date") of the common stock, $.001 par value per share (the "Common Stock") of Columbialum, Ltd. (the "Company"), in connection with the Company's acquisition of Integra Staffing, Inc. ("Integra") and appointment of certain persons to the Board of Directors of the Company other than at a meeting of the shareholders of the Company.

         This Information Statement is also being mailed to the Company's shareholders in connection with a proposed action by written consent to authorize and approve:

         o An amendment and restatement of the Company's Certificate of Incorporation which (a) changes the name of the Company to "Columbialum Staffing, Inc."; (b) increases the number of shares of Common Stock the Company is authorized to issue from 20,000,000 to 50,000,000; (c) increases the number of shares of Preferred Stock the Company is authorized to issue from 2,000,000 to 10,000,000; (d) change the par value of the common stock from $.001 to $.0001; and (e) change the par value of the preferred stock from $.001 to $.0001.

         o        The adoption of the Company's 2001 Equity Incentive Plan.

         The sole member of the Board of Directors has beneficial ownership of 974,000 shares of Common Stock. These shareholdings represent approximately 97% of the total outstanding votes of all issued and outstanding Common Stock of the Company and was sufficient to take the proposed action on the Record Date. Dissenting shareholders do not have any statutory appraisal rights as a result of the action taken. The sole director has executed a written consent in favor of the proposed action on behalf of the shares of the Company which he owns. The sole director does not intend to solicit any proxies or consents from any other shareholders in connection with this action.

         Pursuant to the provisions of Nevada law and the Company's Certificate of Incorporation, the amendments require the approval of a majority of such shares. Accordingly, the vote of the sole director is sufficient to approve these matters, which he believes is in the best interests of the Company and its shareholders. The corporate action will be effective ten days after the mailing of this Information Statement.

         This Information Statement is being distributed pursuant to the requirements of Sections 14(c) and 14(f) of the Securities Exchange Act of 1934.

         The entire cost of furnishing this Information Statement will be borne by the Company. The Company will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of the Common Stock held of record by them and will reimburse such persons for their reasonable charges and expenses in connection therewith.

               INFORMATION RELATING TO THE COMPANY'S COMMON STOCK

         The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of the shareholders. As of the Record Date, the Company had 1,000,000 shares of the Common Stock outstanding.

                        CHANGES OF CONTROL OF THE COMPANY

         On September 27, 2001, Work Holdings, LLC ("Work Holdings") acquired 974,000 restricted shares of the Company's Common Stock in a private purchase transaction. Work Holdings became the "control person" of the Company as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, Mr. Richard Cutler nominated Rene Morissette to be director of the Company (subject to compliance with Rule 14f-1 of the Securities Exchange Act of 1934) and as President, Secretary and Treasurer. Mr. Cutler resigned.

         Prior to the sale, the Company had 1,000,000 shares of Common Stock outstanding.

         A copy of the Stock Purchase Agreement reflecting the purchase of the 974,000 shares was filed with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Company's Form 8-K Report dated October 1, 2001. The foregoing description is qualified by such reference.

         On November 23, 2001, the Company entered into a Securities Exchange Agreement (the "Securities Exchange Agreement") to acquire (the "Acquisition") 100% of the issued and outstanding common stock of Integra for an aggregate of 1,500,000 shares of Common Stock of the Company. The Acquisition closed on December 12, 2001. Pursuant to the Securities Exchange Agreement, the Company issued 1,500,000 shares of common stock to the Integra shareholders. Accordingly, after the closing with the shareholders of Integra, the new combined entity has 2,500,000 shares of Common Stock issued and outstanding.

         As of the closing of the Acquisition, Integra's shareholders own approximately 60% of the outstanding Common Stock and will be able to elect new directors and officers either at a meeting of shareholders or by written consent.

         A copy of the Securities Exchange Agreement will be filed with the SEC as an exhibit to the Company's Form 8-K Report dated December 12, 2001.

                               BOARD OF DIRECTORS

General

         Management of the Company, as of the date of this Information Statement (collectively referred to as "Prior Management") is set forth below:

         Name                  Position
         ----                  --------
         Rene Morissette       President, Treasurer, Secretary and Sole Director

         Prior Management will resign and the following individuals (collectively referred to as "New Management") will be nominated to assume the positions set forth next to their names:

         Name                    Age     Position
         ----                    ---     --------
         Charles Lincoln         56      CEO, Chairman and Director
         R. Gale Porter          67      President, COO and Director
         Cristino L. Perez       57      CFO, Secretary, Treasurer, and Director

Charles Lincoln -  CEO, Chairman and Director

Charles Lincoln will serve as Chief Executive Officer and Director of Columbialum, Ltd. Mr. Lincoln has served as Chief Executive Officer and Director of Integra since October 2001. Mr. Lincoln has also served since January 1992 as President of Esprit Business Services, Inc., a company providing a broad array of human resource staffing services. From 1982 to 1991, Mr. Lincoln served as co-founder and vice-president of Today's Business Services, Inc., a Dallas Texas based temporary help firm developed from one to 37 offices and $47 millions in revenues.

R. Gale Porter -  President, COO and a Director

R. Gale Porter will serve as President and Director of Columbialum, Ltd. Mr. Porter has served as President and Director of Integra since October 2001. Prior to his association with Integra, Mr. Porter served from March 1996 to September 2000 as President and Director of AllTrades Direct, Inc., and predecessors, a company specializing in temporary employment services for the construction industry. AllTrades Direct developed from one to 50 offices with revenues of $1 million per month prior to its sale in September 2000. Mr. Porter earned a BA degree in Economics from Florida State University.

Cristino L. Perez - Chief Financial Officer, Secretary, Treasurer, and Director

Cristino L. Perez will serve as Chief Financial Officer, Secretary, Treasurer and Director of Columbialum, Ltd. Mr. Perez served as Secretary, Treasurer and Director of Integra since October 2001. Since October 1999, Mr. Perez has been employed with Baumann, Raymondo & Company, P.A., Certified Public Accountants with primary responsibilities for development of accounting and auditing services to small publicly held enterprises. From 1993 to 1999, Mr. Perez operated his own tax and accounting service, with concentration of services to small publicly held companies. Mr. Perez earned a BA degree in Accounting from the University of South Florida.

The appointments as officers of the Company will be effective January 10, 2002 and they will assume their responsiblities as directors on the tenth day following the mailing of this notice.



                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding beneficial ownership of the common stock of the Company as of the Record Date:

         o each person or entity known to own beneficially more than 5% of the common stock;
         o        each of the Company's directors;
         o        each of the Company's named executive officers; and
         o all executive officers and directors of the Company as a group.


                  Name and Address of       Amount and Nature of    Percent of
Title of Class    Beneficial Owner (1)     Beneficial Ownership      Class (2)
--------------   ----------------------   ----------------------    ---------
Common Stock      Rene Morissette, GM              974,000             97%
                  Work Holdings, LLC
                  310 E. Harrison
                  Tampa, FL  33602

Common Stock      All Officers and Directors
                  as a Group (1 person)            974,000             97%
--------------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
(2)      Based upon 1,000,000 shares issued and outstanding.

                             EXECUTIVE COMPENSATION

Executive Officers and Directors

         We currently do not pay any cash salaries to any officers or directors.

Summary Compensation Table

         The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1999 and 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                     SUMMARY COMPENSATION TABLE

                                    Annual Paid Compensation                   Long Term Compensation
                             -----------------------------------------------------------------------------------------
                                                                Awards                       Payouts
                                                                ------------------------------------------------------
                                                     OTHER       RESTRICTED     SECURITIES                   ALL
NAME AND                                             ANNUAL        STOCK        UNDERLYING    LTIP          OTHER
PRINCIPAL                      SALARY      BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS     COMPENSATION
POSITION               YEAR     ($)         ($)       ($)            ($)          SARS(#)      ($)           ($)
----------------------------------------------------------------------------------------------------------------------
Richard Cutler         2000     -0-         -0-       -0-            -0-            -0-        -0-           -0-
(President,           (12/31)
 Treasurer,
 Secretary)            1999     -0-         -0-       -0-            -0-            -0-        -0-           -0-
                      (12/31)


                                          OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                   (INDIVIDUAL GRANTS)

                     NUMBER OF SECURITIES       PERCENT OF TOTAL
                           UNDERLYING          OPTIONS/SAR'S GRANTED
                         OPTIONS/SAR'S         TO EMPLOYEES IN FISCAL       EXERCISE OF          EXPIRATION
NAME                      GRANTED (#)                  YEAR                BASE PRICE($/SH)         DATE
---------------------------------------------------------------------------------------------------------------------------
Richard Cutler             None                         N/A                     N/A                  N/A


                                       AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-END OPTION/SAR VALUES


                                                                                Number of Unexercised     Value of Unexercised In
                           Shares Acquired                                     Securities Underlying      The-Money Option/SARs
                               On                   Value                    Options/SARs At Fy-End (#)        At FY-End($)
Name                        Exercise (#)          Realized ($)                 Exercisable/Unexercisable  Exercisable/Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------
Richard Cutler                 N/A                   N/A                                 None                        N/A

         In addition to the foregoing, Mr. Morissette approved the Company's 2001 Equity Incentive Plan (the "Plan"). Additional information concerning the Plan is set forth under the caption "Approval of the 2001 Equity Incentive Plan," below.

                     APPROVAL OF AMENDMENTS TO THE COMPANY'S
                          CERTIFICATE OF INCORPORATION

         The Company's sole director approved an amendment and restatement to the Company's Certificate of Incorporation to (a) changes the name of the Company to "COLUMBIALUM STAFFING, INC."; (b) increases the number of shares of Common Stock the Company is authorized to issue from 20,000,000 to 50,000,000;
(c) increases the number of shares of Preferred Stock the Company is authorized to issue from 2,000,000 to 10,000,000; (d) change the par value of the common stock from $.001 to $.0001; and (e) change the par value of the preferred stock from $.001 to $.0001.

         The sole board member, who held approximately 97% of the Company's Common Stock as of the Record Date has approved these actions and has consented to the taking of these actions without a meeting. A copy of the restated and amended Certificate of Incorporation substantially in the form it will be filed with the Secretary of the State of Nevada is attached hereto as Appendix A.

Change of Corporate Name

         The Company has entered into a Securities Exchange Agreement ("Securities Exchange Agreement") with shareholders owning 100% of Integra Staffing, Inc., a Florida corporation ("Integra") regarding acquisition by the Company of all of the issued and outstanding common stock of Integra. At present it is anticipated that the closing will occur on or about December 10, 2001 and the sole director believes it is prudent to take the necessary corporate actions necessary to consummate the Acquisition. Information concerning the Acquisition and Integra is set forth under the caption "The Integra Acquisition," below. In the event the closing does not occur, the Company will maintain its present name.

         The change of corporate name will become effective upon the filing with the Secretary of State of an amendment and restatement to the Company's Certificate of Incorporation which states that, upon the filing of the Certificate of Amendment the name of the Corporation will be "Columbialum Staffing, Inc."

Change in Authorized Capital Stock

         The sole director has approved an amendment to the Company's Certificate of Incorporation which would change the number of authorized shares of Common Stock, and the par value from $.001 to $.0001 per share. The number of authorized common shares would be increased from 20,000,000 to 50,000,000 shares. In addition, the amendment will approve an increase in the number of authorized shares of Preferred Stock from 2,000,000 to 10,000,000 shares and change the par value from $.001 to $.0001. There are no shares of Preferred Stock issued or outstanding.

         Discussion of the Amendment

         On the Record Date, there were 1,000,000 shares of Common Stock issued and outstanding. Pursuant to the Securities Exchange Agreement, the Company issued 1,500,000 shares of Common Stock to the Integra shareholders on December 12, 2001.

         Under the Company's Certificate of Incorporation, the Board of Directors of the Company has authority to issue authorized and unissued shares of Common and Preferred Stock without obtaining approval from the holders of the Common Stock. The holders of the Company's Common Stock and Preferred Stock do not have preemptive rights. The Preferred Stock provisions give the Board of Directors broad authority to issue shares of Preferred Stock in one or more series and to determine such matters as the dividend rate and preference, voting rights, conversion privileges, redemption provisions, liquidation preferences and other rights of each series. Each share of Common Stock is entitled to one vote. The holders of any series of preferred stock issued in the future will be entitled to such voting rights as may be specified by the Board of Directors.

         Because of the broad powers granted to the Board of Directors to issue shares of Preferred Stock and determine the rights, preferences and privileges of the holders of such series, the Board of Directors has the power to issue shares of Preferred Stock in a manner which could be used as a defensive measure against a hostile takeover or to keep the Board of Directors in power. However, the Board of Directors has no present plans to issue shares for such purpose.

         The Board of Directors of the Company believes it will benefit the shareholders to have additional unreserved shares available for issuance in order that adequate shares may be available for the possible issuance of Common Stock, convertible Preferred Stock or convertible debt securities in connection with a possible financing of the Company's business or an acquisition, although, except for the Securities Exchange Agreement with Integra and as discussed below, the Company has no plans, arrangements, understanding or commitments with respect to the issuance of such shares. The Company has reserved 7,300,000 shares for issuance upon the conversion of a $7,300 principal amount of convertible debentures due December 31, 2002, an additional 2,000,000 shares which may be issued upon the conversion of up to $20,000 principal amount of debentures due June 30, 2002 and 3,000,000 shares for issuance pursuant to the Company's 2001 Equity Incentive Plan.

Approval Required

         The approval of a majority of the outstanding stock entitled to vote will be necessary to approve the proposed amendment. As discussed above, the Company's sole director, who holds approximately 97% of the votes of the Company's outstanding stock has consented to this amendment. He has executed a written consent voting those shares in favor of the proposed amendment. The sole director does not intend to solicit any proxies or consents from any other shareholders in connection with this action.

                            APPROVAL OF THE COMPANY'S
                        2001 INCENTIVE STOCK OPTION PLAN

         The Company's sole director adopted a 2001 Equity Incentive Plan (the "Plan"). The Plan was approved by written consent. There are no awards outstanding under the Plan. A complete copy of the Plan is attached hereto as Appendix B.

         Shareholders should note that certain disadvantages may result from the adoption of the Plan, including a reduction in their interest of the Company with respect to earnings per share, voting, liquidation value and book and market value per share if options to acquire shares of Common Stock are granted and subsequently exercised.

                             THE INTEGRA ACQUISITION

         On December 12, 2001, the Company acquired Integra Staffing, Inc., ("Integra") a Florida corporation organized on August 16, 1999 for the purpose of establishing and operating temporary employment offices and to expand its operations by establishing additional offices or by the acquisition of other temporary employment firms. Currently, Integra presently operates one office in Tampa, Florida. On November 23, 2001, the Company entered into a Securities Exchange Agreement with shareholders owning 100% of Integra regarding acquisition by the Company of all of the issued and outstanding common stock of Integra. The effective date of the closing is December 12, 2001.

         Integra is a full service temporary and permanent placement services company with emphasis in the office administrative, skilled trades, and network support marketplace. Integra's goal has been to become a nationally recognized full service provider of staffing solutions to meet the staffing needs of its clients, with strong presence in major metropolitan areas to achieve low cost, efficient structures.

         Integra's growth strategy has been to acquire other companies or offices of major companies in the staffing industry that complement Integra's business plan, in order to offer its clients a comprehensive range of staffing solutions under a common brand name. The corporate management team of Integra has extensive experience in identifying possible acquisition and integrating acquisitions into one brand name. Integra's plans have been to centralize management structure of the different entities in order to reduce overhead costs and maximize efficiency.

                              FINANCIAL INFORMATION

The Financial Statements required by Item 304 of Regulation S-B are stated in U.S. dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles. The following financial statements pertaining to Integra are part of this Information Statement.

                                                                          PAGE

INDEPENDENT AUDITOR'S REPORT                                              F-1

FINANCIAL STATEMENTS -

     Balance sheets as of December 31, 2000 and 1999, and for the
     nine months ended September 30, 2001 (unaudited)                     F-2

     Statements of operations for the year ended December 31,
     2000 and for the period from inception, August 16, 1999 to
     December 31, 1999, and for the nine months ended September
     30, 2001 (unaudited)                                                 F-3

     Statements of cash flows for the year ended December 31,
     2000 and for the period from inception, August 16, 1999 to
     December 31, 1999, and for the nine months ended September
     30, 2001 (unaudited)                                                 F-4

     Statements of stockholders' equity for the period from
     inception, August 16, 1999 through December 31, 2000, and
     for the nine months ended September 30, 2001 (unaudited)             F-5

NOTES TO FINANCIAL STATEMENTS                                             F-6

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Integra Staffing, Inc.
Tampa, Florida

I have audited the accompanying balance sheets of Integra Staffing, Inc., as of December 31, 2000 and 1999, and the related statements of operations, cash flows and stockholders' equity for the year ended December 31, 2000, and period from inception, August 16, 1999 to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Integra Staffing, Inc. at December 31, 2000 and 1999, and the result of its operations and its cash flows for the year ended December 31, 2000 and for the period from inception, August 16, 1999 to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



      /s/ TIMOTHY M. GRIFFITHS, C.P.A.

TIMOTHY M. GRIFFITHS, CPA
Tampa, Florida
October 18,  2001

                             INTEGRA STAFFING, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999


                                                     ASSETS                                                     (Unaudited)
                                                                           2000                1999                 2001
                                                                     -----------------    ----------------    -----------------
CURRENT ASSETS
    Cash                                                             $         19,697     $           197     $          5,810
    Accounts receivable                                                        58,051                   -               60,731
    Prepaid and other assets                                                    2,616                 532                1,226
                                                                     -----------------    ----------------    -----------------
        Total current assets                                                   80,364                 729               67,767
                                                                     -----------------    ----------------    -----------------

PROPERTY AND EQUIPMENT
    Property and equipment                                                     11,736               9,524               17,494
    Less: Accumulated depreciation                                              3,729                 625                5,985
                                                                     -----------------    ----------------    -----------------

        Net property and equipment                                              8,007               8,899               11,509
                                                                     -----------------    ----------------    -----------------

                           TOTAL ASSETS                              $         88,371     $         9,628     $         79,276
                                                                     =================    ================    =================


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Accounts payable                                                 $          6,530      $           -     $          15,366
    Accrued payroll taxes                                                      66,630                642                29,262
    Accrued salaries                                                            9,985                100                 9,062
    Related party loans                                                             -             19,321                99,300
    Customer deposits                                                           8,558                  -                 8,558
    Other current liabilities                                                   1,924               3206                   800
                                                                     -----------------     --------------    ------------------

        Total current liabilities                                              93,627             23,269               162,348
                                                                     -----------------     --------------    ------------------

STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $.01 par value, 1,000 shares authorized,
    issued and outstanding: 2000 - 100 shares; 1999 - 750
    shares; September 30, 2001 - 290 shares                                         1                  8                     9
    Paid-in capital                                                           107,499                  -               209,933
    Retained earnings (deficit)                                              (112,756)           (13,649)             (293,014)
                                                                     -----------------     --------------    ------------------

             Total stockholders' equity (deficit)                              (5,256)           (13,641)              (83,072)
                                                                     -----------------     --------------    ------------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)             $         88,371      $       9,628    $           79,276
                                                                     =================     ==============    ==================


                      Read report of independent certified
                public accountant. The accompanying notes are an
                  integral part of these financial statements.

                             INTEGRA STAFFING, INC.
                            STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2000 AND
      FOR THE PERIOD FROM AUGUST 16, 1999 (INCEPTION) TO DECEMBER 31, 1999

                                                                                                               (Unaudited)
                                                                                                               Nine Months
                                                                                                                  Ended
                                                                                                              September 30,
                                                                     2000                  1999                    2001
                                                              -------------------    -----------------     ---------------------
REVENUES                                                      $          556,267     $              -      $            420,961
                                                              -------------------    -----------------     ---------------------

COST OF REVENUES
     Temporary payroll                                                   309,089                    -                   276,742
     Payroll taxes                                                        32,187                    -                    30,656
     Workers compensation insurance                                        2,173                    -                     4,915
     Other costs                                                             234                    -                     1,339
                                                              -------------------    -----------------     ---------------------

           Total cost of revenues                                        343,683                    -                   313,652
                                                              -------------------    -----------------     ---------------------

 GROSS MARGIN                                                            212,584                    -                   107,309
                                                              -------------------    -----------------     ---------------------


OPERATING EXPENSES
     Legal & professional fees                                             6,894                1,015                     5,922
     Advertising/Promotion                                                32,504                    -                    14,587
     Salaries and benefits                                               187,715                5,200                   142,568
     Payroll taxes                                                        16,015                    -                    13,282
     Rent & leases                                                        19,727                    -                    19,294
     Administrative expenses                                              48,791                7,415                    64,086
                                                              -------------------    -----------------     ---------------------

           Total operating expenses                                      311,646               13,630                   259,739
                                                              -------------------    -----------------     ---------------------

 LOSS FROM OPERATIONS                                                    (99,062)             (13,630)                 (152,430)
                                                              -------------------    -----------------     ---------------------

OTHER INCOME (EXPENSES)
      Interest and other income                                              181                   34                        58
      Interest expense                                                      (226)                 (53)                  (27,886)
                                                              -------------------    -----------------     ---------------------

          Net other income (expenses)                                        (45)                 (19)                  (27,828)
                                                              -------------------    -----------------     ---------------------

NET INCOME (LOSS)                                             $          (99,107)     $       (13,649)      $          (180,258)
                                                              ===================    =================     =====================


                     Report of independent certified public
               accountant. The accompanying notes are an integral
                       part of these financial statements.

                             INTEGRA STAFFING, INC.
                            STATEMENTS OF CASH FLOWS
                      FOR YEAR ENDED DECEMBER 31, 2000 AND
      FOR THE PERIOD FROM AUGUST 16, 1999 (INCEPTION) TO DECEMBER 31, 1999

                                                                                                              (Unaudited)
                                                                                                              Nine Months
                                                                                                                 Ended
                                                                                                             September 30,
                                                                     2000                 1999                    2001
                                                              -------------------    ----------------     ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                  $          (99,107)    $       (13,649)     $           (180,258)
    Adjustments to reconcile net loss to cash used in
    operating activities:
        Depreciation                                                       3,104                 625                     2,256
        Allowance for bad debt                                             1,800                   -                         -
    Decrease (increase) in current assets:
        Accounts receivable                                              (59,851)                  -                    (2,680)
        Prepaid and other assets                                          (2,084)               (532)                    1,390
    Increase (decrease) in current liabilities:
        Accounts payable                                                   6,530                 642                     8,836
        Payroll tax accruals                                              65,988                 100                   (37,368)
        Salary accrual                                                      9885                   -                      (923)
        Customer deposits                                                  8,558                   -                         -
        Other current liabilities                                         (1,282)              3,206                    (1,124)
                                                              -------------------    ----------------     ---------------------
           Total adjustments                                              32,648               4,043                   (29,613)
                                                              -------------------    ----------------     ---------------------
    Net cash (used) by operating activities                              (66,459)             (9,608)                 (209,871)
                                                              -------------------    ----------------     ---------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                                    (2,212)             (9,524)                   (5,758)
                                                              -------------------    ----------------     ---------------------
    Net cash (used) by investing activities                               (2,212)             (9,524)                   (5,758)
                                                              -------------------    ----------------     ---------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Sale of capital stock, net of redemption                             74,992                   8                    99,950
     Loan from stockholder, net                                          (19,321)             19,321                    99,300
     Capital contribution                                                 32,500                   -                     2,492
                                                              -------------------    ----------------     ---------------------
     Net cash provided by financing activities                            88,171              19,329                   201,742
                                                              -------------------    ----------------     ---------------------

 NET INCREASE (DECREASE) IN CASH                                          19,500                 197                   (13,887)

CASH, BEGINNING OF PERIOD                                                    197                   -                    19,697
                                                              -------------------    ----------------     ---------------------

CASH, END OF PERIOD                                           $           19,697     $           197      $              5,810
                                                              ===================    ================     =====================

                      Read report of independent certified
                public accountant. The accompanying notes are an
                  integral part of these financial statements.

                             INTEGRA STAFFING, INC.
                        STATEMENTS OF STCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                COMMON STOCK                PAID-IN                RETAINED
                                          SHARES          AMOUNT            CAPITAL                DEFICIT              TOTAL
                                      ---------------     --------------    ---------------    -----------------    ---------------
BALANCE, AUGUST 16, 1999 (INCEPTION)               -      $           -     $            -     $              -     $            -

Sale of stock for cash                         1,000                 10                 90                    -                100

Redemption of stock                             (250)                (2)               (90)                   -                (92)

Net loss during period                             -                  -                  -              (13,649)           (13,649)
                                      ---------------     --------------    ---------------    -----------------    ---------------
BALANCE,                                         750                  8                  -              (13,649)           (13,641)
    DECEMBER 31, 1999

Sale of stock for cash                           250                  2             24,998                    -             25,000

Effect of 1 for 10 reverse
 stock split                                    (990)               (10)                 2                    -                 (8)

Sale of stock for cash                            90                  1             49,999                    -             50,000

Capital contributions                              -                  -             32,500                    -             32,500

Net loss for the year                              -                  -                  -              (99,107)           (99,107)
                                      ---------------     --------------    ---------------    -----------------    ---------------
BALANCE,                                         100                  1            107,499             (112,756)            (5,256)
    DECEMBER 31, 2000

Capital contributions                              -                  -              2,492                    -              2,492

Sale of stock for cash                           900                  9             21,341                    -             21,350

Effect of 1 for 25 reverse
  stock split                                   (860)                (9)                 9                    -                  -
                                      ---------------     --------------    ---------------    -----------------    ---------------
                                                  40                  1            131,332             (112,756)            18,586

Sale of stock for cash                           250                  2             78,598                    -             78,600

Net loss during period                             -                  -                  -             (180,258)          (180,258)
                                      ---------------     --------------    ---------------    -----------------    ---------------
BALANCE, SEPT. 30, 2001 (UNAUDITED)              290      $           3     $      209,939     $       (293,014)    $      (83,072)
                                      ===============     ==============    ===============    =================    ===============

                      Read report of independent certified
                public accountant. The accompanying notes are an
                  integral part of these financial statements.

                             INTEGRA STAFFING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Integra Staffing, Inc., a Florida corporation organized on August 16, 1999, ("Integra") for the purpose of establishing and operating a temporary employment agency and to expand its operations by establishing additional offices or acquisition of other temporary employment firms.

Integra's strategy has been to provide, efficient and affordable solutions to the its customers' employment and labor force needs.

Cash and Cash Equivalents

For purposes of the statement of cash flows, Integra considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Accounts Receivable

Integra extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers, maintaining allowances for potential credit losses which, when realized, have been within management's expectations. Integra's bad debt expense for the years ended December 31, 2000 and 1999 were $2,579 and $0 respectively.

Organization Costs

Organization costs, consisting of legal expenses relating the Integra's organization were expensed as incurred.

Property and Equipment

Property and equipment are recorded at historical cost and include expenditures, which substantially increase the useful lives of existing property, plant and equipment. Maintenance and repairs are charged to operations when incurred.

Depreciation of property and equipment is computed primarily using the straight-line method based on estimated useful lives (furniture and office equipment, 5 to 10 years). Depreciation for income tax purposes is computed principally using accelerated cost recovery methods and lives.

Advertising Costs

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.


             Read report of independent certified public accountant.

                             INTEGRA STAFFING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Integra, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of Integra's taxable income or loss. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Concentration of Credit Risk

Financial instruments, which potentially expose Integra to concentrations of credit risk, as defined by FASB Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk, consist principally of contract receivable.

Integra is exposed to credit risk relating to the collection on its accounts receivable. To minimize the risk of Integra performs credit evaluations on its customers.

Financial Instruments

Integra estimates that the fair value of all financial instruments at December 31, 2000 and 1999 do not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet.

Comprehensive Income

Integra has adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which established standards for reporting and display of comprehensive income and its components in the financial statements. Besides net income, SFAS No. 130 requires the reporting of other comprehensive income, defined as revenues, expenses, gains and losses that under generally accepted accounting principles are not included in net income. As at December 31, 2000, Integra had no items of other comprehensive income and as a result, no additional disclosure is included in the financial statements

Accounting Method

Integra's financial statements are prepared using the accrual method of accounting.


             Read report of independent certified public accountant.

                             INTEGRA STAFFING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fiscal Year

Integra has elected December 31 as its fiscal year end.


NOTE B - LOAN FROM SHAREHOLDERS

For the year ended December 31, 1999, Integra received loans from officers and stockholders evidenced by interest bearing master promissory notes totaling $19,321, which remained outstanding at the end of the year.

During the year ended December 31, 2000, Integra received loans from officers and stockholders amounting to $105,650. Of these loans, $32,500 were contributed to Integra as paid in capital, and $75,000 of these loans were used to purchase an additional 340 shares of the $0.01 par value common stock of Integra. .


NOTE C - STOCK ISSUANCES

On August 16, 1999, 1,000 shares of Integra's $0.01 par value common stock were issued to Frank Hartman in exchange for $100 in cash. On November 1, 1999, Mr. Hartman gifted 750 shares of his shares and the remaining 250 shares were redeemed by Integra and cancelled.

On April 1, 2000, 250 shares of Integra's $0.01 par value common stock were issued to the William A. Brown Family Trust in exchange for $25,000 in cash.

On April 15, 2000, Integra authorized a 1 to 100 reverse stock split of its $0.01 par value common stock.

On April 15, 2000, an additional 90 shares of Integra's $0.01 par value common stock was issued William A. Brown Family Trust in exchange for $50,000 in cash.


NOTE D - COMMITMENTS AND CONTINGENCIES

Integra currently leases office space on 3 year lease arrangement through October 31, 2003, at the current rate of approximately $1,618 per month. The lease includes an escalation clause and allocation of common maintenance costs. In addition, Integra assumed a lease on office space on a 3-year lease through August 31, 2003, at the current rate of $700 per month.

The future minimum lease payments due on these leases is as follows: 2001 -- $ 29,826; 2002 -- $27,668 and; 2003 -- $ 5,944.

             Read report of independent certified public accountant.

                             INTEGRA STAFFING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE E - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2000 and 1999, the officers and stockholders made loans to Integra $67,500 and $19,321 respectfully. These loans were evidenced by master promissory notes with interest at the rate of 8% per annum. During the year ended December 31, 2000, the officers and stockholders converted $50,000 of loans into additional shares of Integra's $0.01 par value common stock and in connection thereto have waived accrued interest on these notes. At December 31, 2000 and 1999 no liability exists to the officers and stockholders.

During the year ended December 31, 2000, the officers and stockholders contributed $15,000 of their loans to Integra and recorded as additional paid-in capital.


NOTE F - CASH FLOW SUPPLEMENTAL INFORMATION

Cash paid for interest during the years ended December 31, 2000 and 1999 amounted to $226 and $53 respectively.


NOTE G - SUBSEQUENT EVENTS (UNADITED)

Stock Issuances

On September 30, 2001, Integra issued Frank Hartman 900 (36 shares after the reverse stock split) shares of Integra's $0.01 par value common stock in exchange for $21,350 in cash and immediately thereafter authorized a 1 for 25 reverse stock split. Subsequent to the reverse stock split, Integra issued William A. Brown Family Trust 250 shares of its $0.01 par value common stock in exchange for $78,600 in cash.

On October 18, 2001, Integra issued R, Gale Porter 350 shares of Integra's $0.01 par value common stock in exchange for $28,000 in cash, and 50 shares of its $0.01 par value common stock to Charles Lincoln in exchange for $5,000 in cash.

Loans from Shareholders:

During the nine months ended September 30, 2001, additional loans totaling $99,950 were made to Integra, and at September 30, 2001 the full amount was used to purchase an additional 750 shares of the $0.01 common stock of Integra.

             Read report of independent certified public accountant.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Commission. The Registration Statement and such reports and other information may be inspected without charge at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room is available by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site where the Registration Statement and other information filed with the Commission may be retrieved, and the address of such site is http://www.sec.gov. Statements made in this Information Statement concerning the contents of any document referred to herein are not necessarily complete.

                           INCORPORATION BY REFERENCE

         The following documents filed with the Commission by the Company are hereby incorporated by reference into this Information Statement:

         1.       Form 10-KSB report for the year ended December 31, 2000.

         2.       Form 8-K Current Report dated April 22, 2001.

         3.       Form 10-QSB report for the three months ended March 31, 2001.

         4.       Form 10-QSB report for the six months ended June 30, 2001.

         5.       Form 10-QSB report for the nine months ended September 30,
                  2001

         5.       Form 8-K Current Report dated October 1, 2001.

         6.       Statement re: change in Majority of Directors filed
                  October 1, 2001.

         7.       Form 8-K Current Report dated December 12, 2001, as amended.


                                                      /S/ Rene Morissette
                                                      -------------------
                                                      Rene Morissette
                                                      Sole Director
January 9, 2002

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                                COLUMBIALUM, LTD.


         Columbialum, Ltd., a corporation organized and existing under the State of Nevada, hereby certifies as follows:

         1. The name of the corporation is Columbialum, Ltd. The date of filing of its original Articles of Incorporation with the Secretary of State was April 9, 1998 and the name under which the corporation was originally incorporated is Columbialum, Ltd.

         2. This Amended and Restated Articles of Incorporation restates and integrates and further amends the Articles of Incorporation of this corporation by:

                  (a) changing the corporation's name to Columbialum Staffing, Inc.

                  (b) changing the par value for the Company's common and preferred shares from $.001 to $.0001.

                  (c) increasing the number of authorized shares of common stock, $.0001 par value, from 20,000,000 to 50,000,000;

                  (d) increasing the number of authorized shares of preferred stock, $.0001 par value, from 2,000,000 to 10,000,000; and

                  (e) setting forth certain matters relating to the designation of the relative rights, powers and preferences of qualification, limitations and restrictions of one or more series of preferred stock.

         3. The text of the Articles of Incorporation as amended or supplemented heretofore is further amended herby to read as herein set forth in full:

                                   "ARTICLE 1

         The name of this corporation is Columbialum Staffing, Inc.

                                    ARTICLE 2

         The address of its registered offices in the State of Nevada is 318 North Carson Street, Suite 214, Carson City, NV 89701. The name of its registered agent at such address is State Agent and Transfer Syndicate, Inc.

                                    ARTICLE 3

         The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada.

                                    ARTICLE 4

         The total number of shares of stock of all classes which the Corporation has authority to issue is 60,000,000 shares, of which 50,000,000 shares shall be common stock, with a par value of $.0001 per share ("Common Stock"), and 10,000,000 shares shall be preferred stock, with a par value of $.0001 per share ("Preferred Stock").

         The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of the shares of each class of stock are as follows:

                                 PREFERRED STOCK

         Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions hereof and the limitations prescribed by law, the Board of Directors is hereby vested with the authority and is expressly authorized, prior to issuance, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series and, if and to the extent from time to time required by law, by filing a Articles pursuant to the General Corporation Law of the State of Nevada (or other law hereafter in effect relating to the same or substantially similar subject matter), to establish or change the number of shares to be included in each such series and to fix the designation and powers, preferences and rights and the qualifications and limitations or restrictions thereof relating to the shares of each such series, all to the maximum extent permitted by the General Corporation Law of the State of Nevada as in effect on the date hereof or as hereafter amended. The vested authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination of the following:

                           (a) the distinctive serial designation of such series and the number of shares constituting such series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed 10,000,000);

                           (b) the annual dividend rate, if any, on shares of such series and the preferences, if any, over any other series (or of any other series over such series) with respect to dividends, and whether dividends shall be cumulative and, if so, from which date or dates;

                           (c) whether the shares of such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

                           (d) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or purchase fund and, if so, the terms of such obligation;

                           (e) whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes, any stock of any series of the same class or any other class or classes or any evidence of indebtedness and, if so, the terms and conditions of such convers